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                               _______________________

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                               _______________________

                                   Amendment No. 2
                                          to
                                    SCHEDULE 13E-4
             Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                       of the Securities Exchange Act of 1934)
                               _______________________

                                AFG INVESTMENT TRUST C
                 (Name of Issuer and Name of Person Filing Statement)

                            CLASS A BENEFICIARY INTERESTS
                            (Title of Class of Securities)

                                         NONE
                        (CUSIP Number of Class of Securities)
                        _____________________________________

                                                 Copy to:
James A. Coyne                                   Thomas F. Gloster III, Esq.
c/o Equis Financial Group Limited Partnership    Peabody & Brown
88 Broad Street                                  101 Federal Street
Boston, Massachusetts 02110                      Boston, Massachusetts 02110
(617) 854-5800                                        (617) 345-1141

         (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of Person Filing Statement)
                        ______________________________________

                                    August 7, 1997
        (Date Tender Offer First Published, Sent or Given to Securityholders)
                        _____________________________________



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Item 1.  Security and Issuer.

         (b)  This is the final Amendment to this Statement.

Item 4.  Interest in Securities of the Issuer.

    The response to Item 4 is amended to add the following:

         The Offer expired at 5:00 p.m., Eastern time, on September 30, 1997. Pursuant to the Offer, the Trust purchased 218,661 Class A Interests, constituting approximately 11% of the Class A Interests outstanding prior to such purchase.


                                      SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 8, 1997

                                       AFG INVESTMENT TRUST C
                                       By:  AFG ASIT Corporation,
                                            its Managing Trustee



                                       By:       James A. Coyne
                                               --------------------------
                                       Name:     James A. Coyne
                                       Title:    Vice President





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